UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 09-30-2010

Check here if Amendment [ ]; Amendment Number: _____
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M Comras.	London, U.K.	11-08-2010
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____19_____

Form 13F Information Table Value Total: _____219,912_____
                                                (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

| COLUMN 1 | COLUMN 2 | COLUMN 3 | COLUMN 4 | COLUMN 5 | | | COLUMN 6 | COLUMN 7 | COLUMN 8 | | |
| NAME OF ISSUER | TITLE OF CLASS | CUSIP | VALUE (x$1000) | SHRS OR PRN AMT | SH/ PRN | PUT/ CALL | INVESTMENT DISCRETION | OTHER MANAGER | VOTING AUTHORITY | | |
									SOLE	SHARED	NONE
AGNICO EAGLE MINES LTD	COM	008474 10 8	27,067	381,058	SH		SOLE		381,058		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	18,657	688,179	SH		SOLE		688,179		
CF INDS HLDGS INC	COM	125269 10 0	19,541	204,619	SH		SOLE		204,619		
CHECKPOINT SYS INC	COM	162825 10 3	12,270	332,256	SH		SOLE		332,256		
CHUNGHWA TELECOM CO LTD	SPONS ADR NEW 09	17133Q 40 3	583	26,015	SH		SOLE		26,015		
COTT CORP QUE	COM	22163N 10 6	9,296	1,184,241	SH		SOLE		1,184,241		
GOLDCORP INC NEW	COM	380956 40 9	13,351	306,781	SH		SOLE		306,781		
HAIN CELESTIAL GROUP INC	COM	405217 10 0	4,566	190,390	SH		SOLE		190,390		
KANSAS CITY SOUTHERN	COM NEW	485170 30 2	11,047	295,290	SH		SOLE		295,290		
KIMBERLY CLARK CORP	COM	494368 10 3	5,901	90,715	SH		SOLE		90,715		
MONSANTO CO NEW	COM	61166W 10 1	7,026	146,597	SH		SOLE		146,597		
NEWMONT MINING CORP	COM	651639 10 6	16,113	256,529	SH		SOLE		256,529		
MOBILE TELESYSTEMS OJSC	SPONSORED ADR	607409 10 9	5,028	236,848	SH		SOLE		236,848		
PFIZER INC	COM	717081 10 3	498	28,980	SH		SOLE		28,980		
SARA LEE CORP	COM	803111 10 3	18,796	1,399,539	SH		SOLE		1,399,539		
SHAW GROUP INC	COM	820280 10 5	14,095	419,989	SH		SOLE		419,989		
SK TELECOM LTD	SPONSORED ADR	78440P 10 8	7,440	425,900	SH		SOLE		425,900		
VARIAN MED SYS INC	COM	92220P 10 5	13,451	222,326	SH		SOLE		222,326		
YAMANA GOLD INC	COM	98462Y 10 0	15,186	1,332,066	SH		SOLE		1,332,066		